Exhibit 12.1

Williams Scotsman, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,						Six Months Ended June 30,
						Pro Forma			Pro-forma
	2000	2001	2002	2003	2004	2004	2004	2005	2005
EARNINGS:
Income (loss) from continuing operations before income taxes	$31,021	$40,214	$23,335	$(18,813)	$175	$25,088	$(3,498)	$(6,159)	14,156

Add:
Fixed charges from below	95,107	89,278	89,465	91,515	96,726	71,813	47,565	51,454	36,321

Total earnings	$126,128	$129,492	$112,800	$72,702	$96,901	$96,901	$44,067	$45,295	50,477

FIXED CHARGES:
Interest	$91,860	$85,486	$85,208	$87,174	$92,444	$67,531	$45,445	$49,259	34,126
Portion of rentals representative of the interest factor	3,247	3,792	4,257	4,341	4,282	4,282	2,120	2,195	2,195

Total fixed charges	$95,107	$89,278	$89,465	$91,515	$96,726	$71,813	$47,565	$51,454	36,321

Ratio (dollar amount of deficiency)	1.3	1.5	1.3	$(18,813)	1.0	1.3	$(3,498)	$(6,159)	1.4